LPBP Inc.
Financial Statements
January 31, 2007
(Unaudited)

Notice to Reader:

The accompanying unaudited interim financial statements of LPBP Inc. for the period ended January 31, 2007 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company’s independent auditors.

/s/ John Anderson

John Anderson
President and CEO
March 27, 2007

Statements of Financial Position
[Unaudited]

As at January 31, 2007 with comparative at October 31, 2006
[Thousands of Canadian dollars]	2007	2006
Assets
Cash	$11,121	$14,029
Prepaid expenses	32	65
Investment in MDS Laboratory Services LP	60,795	60,230
Future tax assets	64,068	69,907
Total assets	$136,016	$144,231

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$112	$101
Taxes payable Unrealized tax loss benefit	292 57,192	247 62,404
	$57,596	$62,752
Shareholders’ equity
Common Shares - Class A	2,319	2,319
Common Shares - Class B	34,677	34,677
Retained Earnings	41,424	44,483
	78,420	81,479
Total liabilities and shareholders’ equity	$136,016	$144,231
See accompanying notes

On behalf of the Board of Directors:
/s/ Edward E. McCormack	/s/ Mitchell J. Kostuch
EDWARD E. MCCORMACK	MITCHELL J. KOSTUCH
Chairman of the Board and Director	Director

Statements of Income
[Unaudited]
	Three months ended January 31
[Thousands of Canadian dollars]	2007	2006
Equity in earnings of investee [note 2]	$16,415	$12,958
General and administration	(372)	(130)
Income before income taxes	16,043	12,828
Income taxes	(627)	(683)
Net income	$15,416	$12,145
Earnings per share basic and diluted [note 3]
See accompanying notes

Statements of Retained Earnings
[Unaudited]
	Three months ended January 31
[Thousands of Canadian dollars]	2007	2006
Retained earnings, beginning of period	$44,483	$30,957
Net Income	15,416	12,145
Distributions	(18,475)	(6,101)
Retained earnings, end of period	$41,424	$37,001
See accompanying notes

Statements of Cash Flows [Unaudited]	Three months ended January 31
[thousands of Canadian dollars]	2007	2006
Operating activities
Net income	$15,416	$12,145
Items not affecting current cash flow:
Tax loss benefit realized	(5,212)	(3,760)
Future income tax expense	5,839	4,425
Equity earnings	(16,415)	(12,958)
Distributions received from MDS Laboratory Services LP	15,850	9,000
	15,478	8,852
Changes in non-cash working capital balances relating to operations:
Prepaid expenses	33	33
Current liabilities	56	71
	15,567	8,956
Financing activities
Payment of cash dividends	(18,475)	(6,101)
	(18,475)	(6,101)
Increase (decrease) in cash position during the period	(2,908)	2,855
Cash position, beginning of period	14,029	614
Cash position, end of period	$11,121	$3,469
See accompanying notes

Notes to Financial Statements
[Unaudited]

[All tabular amounts in thousands of Canadian dollars, except where noted]

1. Summary of Significant Accounting Policies

These financial statements of LPBP Inc. (LPBP or the Company) have been prepared on a basis consistent with the Company’s audited financial statements for the year ended October 31, 2006. These financial statements should be read in conjunction with the accounting policies and other disclosures in those audited financial statements. These interim financial statements do not include all of the disclosures in the audited financial statements.

2. Equity Earnings

The equity earnings reported by LPBP for the three month period ended January 31 consists of LPBP’s 99.99% interest in the income generated by Labs LP during the respective period for 2007 and 2006.

During the first three months of the year, Labs LP made distributions to the Company aggregating $16 million (2006 - $9 million). The Company used the funds to pay the dividends on the Class B Non-Voting shares and the operating expenses of the Company.

As described in the Information Circular dated March 10, 2004, dividends may be declared and paid on the Class B Non-Voting shares in advance of dividends on the Class A Common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares relating to such fiscal year. On February 28, 2007, the Company declared a dividend on the Class A shares on the basis described above. (See note 4).

Since November 1, 2006, the Company has paid dividends totaling $18,475 on Class B shares, including $NIL paid subsequent to January 31, 2007 (2006 - $5,900). The amount of future dividends is dependent on the income of Labs LP and cannot be estimated at this time.

3. Earnings per Share

The weighted average number of shares for both periods is 11,229,117,000. The basic and diluted earnings per share for each of the three month periods ended January 31, 2007 and 2006 is less than one half of one cent.

4. Subsequent Events

a)	Subsequent to January 31, 2007, the Company has received normal income distributions of $4,393 from Labs LP.

b)
On September 1, 2005, MDS announced their strategic plan to focus resources within the global life sciences markets. With MDS’s new focus, MDS stated that they were examining alternative ownership structures for their Diagnostic business. On October 4, 2006, MDS agreed, subject to satisfaction of certain terms and conditions, to sell its Canadian diagnostics business to Borealis Infrastructure Management Inc. and/or certain affiliated entities designated by it (the “Borealis Group”) in a transaction valued at $1.3 billion (the “MDS Sale”). MDS’s Canadian diagnostics business includes its general partnership interest in the business of Labs LP. To effect this transaction, the General Partner proposed the sale by Labs LP of the business and assets associated with the Labs Business (the Partnership Sale”). As noted above, the Company is the sole limited partner of the Labs LP and is entitled to receive 99.99% of the net income of the Labs LP.

The MDS Sale was subject to a number of conditions, including receipt of necessary regulatory approvals and the consent of the Company to the Partnership Sale. A portion of the purchase price may be retained by the Borealis Group for up to 18 months, contingent on the satisfaction of specific transition obligations of MDS under the agreements governing the sale (the “Holdback”).

The Board of Directors of the Company called a special meeting of shareholders which was held on November 24, 2006 and, at which, shareholders were asked to approve the Partnership Sale and certain ancillary matters related to the Partnership Sale. At the meeting held on November 24, 2006 those shareholders present or voting by proxy approved the appropriate resolutions.

On February 26, 2007, the Company announced that it had been advised of the completion of the previously announced MDS Sale. As part of that sale, the Partnership Sale was completed whereby Labs LP sold its assets for proceeds of approximately $755 million.

On February 28, 2007, the Company announced that the board of directors declared a distribution in the aggregate amount of approximately $610 million, or $0.0543 per share to holders of the Company’s Class A Common Shares and Class B Non-Voting Shares, which was paid on March 22, 2007 to shareholders of record as at March 12, 2007. Holders of Class A Common Shares received the full $0.0543 per share as a return of capital. The purpose of the distribution was to distribute to shareholders the proceeds received by the Company as a result of the sale by Labs LP, net of adjustments and amounts for income taxes and expenses relating to the sale and the amount of the Holdback under the sale and amounts needed for future general corporate purposes.

The Company’s interest in Labs LP was the Company’s principal asset and , as a result of the sale by Labs LP, the Company does not expect to receive any further income from this investment.

(c)    On February 28, 2007, the board of directors of the Company also declared a dividend in the aggregate amount of $615 or $0.00650896 per share, to holders of the Company’s Class A Common Shares which was paid on March 22, 2007. The record date for this dividend was March 12, 2007. The purpose of this dividend was to equalize the cumulative amount of dividends per share paid on the Company’s Class A Common shares to the amount declared and paid previously on the Class B Non-Voting Shares.